Unit 2901, 29F, Tower C Beijing Yintai Centre No. 2 Jianguomenwai Avenue Chaoyang District, Beijing 100022 People’s Republic of China Phone: 86-10-6529-8300 Fax: 86-10-6529-8399 Website: www.wsgr.com	中国北京市朝阳区建国门外大街2号 银泰中心写字楼C座29层2901室 邮政编码: 100022 电话: 86-10-6529-8300 传真: 86-10-6529-8399 网站: www.wsgr.com

Confidential

January 17, 2025

Attention:

Ms. Valeria Franks

Mr. Adam Phippen

Ms. Kate Beukenkamp

Ms. Lilyanna Peyser

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

Washington, D.C. 20549

Re:	Youlife Group Inc.
Amendment No. 2 to Draft Registration Statement on Form F-4
Confidentially Submitted November 14, 2024
CIK No. 0002028177

Dear Ms. Franks, Mr. Phippen, Ms. Beukenkamp and Ms. Peyser:

On behalf of our client, Youlife Group Inc., an exempted company incorporated in the Cayman Islands (the “Company”), we are hereby submitting to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated December 13, 2024 on the Company’s Amendment No. 2 to Draft Registration Statement on Form F-4 submitted to the Commission on November 14, 2024 (the “Draft Registration Statement”). Concurrently with the submission of this letter, the Company is submitting its revised draft registration statement on Form F-4 (the “Revised Draft Registration Statement”) via EDGAR for confidential review pursuant to the Jumpstart Our Business Startups Act.

To facilitate your review, we have separately emailed you a courtesy copy of the Revised Draft Registration Statement marked to show changes to Draft Registration Statement.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Revised Draft Registration Statement where the disclosure addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Draft Registration Statement.

Amendment No. 2 to Draft Registration Statement on Form F-4

Shareholder Support Agreements, page 43

1.	Please further describe the Shareholder Support Agreements, including that they obligate the shareholder signatories to vote their shares in favor of the business combination and related transactions, as well as the percentage voting power represented by the shareholder signatories.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 42 and 146 of the Revised Draft Registration Statement.

Wilson Sonsini Goodrich & Rosati, Professional Corporation

威尔逊·桑西尼·古奇·罗沙迪律师事务所

austin   beijing   boston   BOULDER   brussels   hong kong   london   los angeles   new york   palo alto
SALT LAKE CITY   san diego   san francisco   seattle   shanghai   washington, dc   wilmington, de

Permissions Required from the PRC Authorities for Youlife’s Operations, page 58

2.	We note your response to prior comment 12 and reissue in part. Here, in the subsection immediately below titled “Permission, Review and Filing Required from the Authorities in The PRC Relating to the Business Combination,” and elsewhere through-out your proxy statement/prospectus as appropriate, revise to state specifically whether any permission or approvals sought by you or your subsidiaries have been denied.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 60 and 93 of the Revised Draft Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Youlife

Non-GAAP Financial Measures, page 247

3.	Please revise your reconciliation of Non-GAAP adjusted net (loss)/profit to separately present the income tax effects related to the non-GAAP adjustments and clearly disclose how the tax impacts are calculated. Refer to Question 102.11 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 256 of the Revised Draft Registration Statement.

Youlife International Holdings Inc. Unaudited Financial Statements

Unaudited Interim Consolidated Statements of Changes in Deficit, page F-86

4.	Please explain and consider disclosing the nature of the transaction reflected in the “Termination of contractual arrangement” line item. In responding, reference the authoritative accounting literature you relied upon.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page F-87 of the Unaudited Interim Consolidated Statements of Changes in Deficit.

General

5.	We reviewed your response and revised disclosure in response to prior comment 27. The revisions did not address the disclosure requirement referenced. Please revise to add disclosure pursuant to Item 1604(c) of Regulation S-K. Note the net tangible book value per share, as adjusted, as if the selected redemption levels have occurred should exclude the de-SPAC transaction itself. An objective of the dilution disclosure required by Item 1604(c) of Regulation S-K is to depict the amount of net assets that the SPAC will contribute to the post-combination entity. Refer to II.D.3.iii.c. of SEC Release No. 33-11265: Final rules; guidance: Special Purpose Acquisition Companies, Shell Companies, and Projections.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 22 and 23 of the Revised Draft Registration Statement to include the requested disclosure.

6.	We note your response to prior comment 28 and reissue in part. Please revise your disclosure to include the specific disclosure required by Item 1603(a)(3) and (4) of Regulation S-K. We note your disclose on page 202 discussing the committees of the Board of Directors.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 200 of the Revised Draft Registration Statement to include the requested disclosure.

7.	We note your response to prior comment 29 and reissue. In appropriate places, disclose specifically that the disparate voting rights structure may have anti-takeover effects preventing a change in control transaction that shareholders might consider in their best interest, as well as that future issuances of Class B ordinary shares may be dilutive to holders of Class B ordinary shares.

Response: In response to the Staff’s comment, the Company has revised the disclosure on the cover page and page 115 of the Revised Draft Registration Statement.

8.	We note your response to prior comment 30, including your revision to the risk factor beginning “[a] market for Pubco’s securities may not develop...” and reissue in part. Revise your disclosure where appropriate to disclose that the listing of Pubco’s shares on Nasdaq is a condition to Closing. Consider expanding this risk factor or including a stand-alone risk factor specifically addressing the consequences if Pubco’s securities fail to be listed on Nasdaq.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 64, 104 and 105 of the Revised Draft Registration Statement.

***

If you have any questions regarding the Revised Draft Registration Statement, please contact Ms. Dan Ouyang by telephone at 86-10-6529-8308 or via e-mail at douyang@wsgr.com.

Very truly yours,

/s/ Dan Ouyang
Dan Ouyang

Enclosures

cc:

Lidong Zhu, Chief Financial Officer, Youlife Group Inc.

Jian Zhang, Chairman and Chief Executive Officer, Distoken Acquisition Corporation

K. Ronnie Li, Partner, Wilson Sonsini Goodrich & Rosati, Professional Corporation

Richard I. Anslow, Esq., Partner, Ellenoff Grossman & Schole LLP